Exhibit 99.1

YY Group Reports 65% Quarterly Growth in UAE and Expands Operations to Perth, Australia

SINGAPORE, August 15, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced the official launch of YY Circle Perth with its first client engagement. This marks the Company’s expansion within Australia’s large and dynamic casual workforce market, reinforcing its position and driving the next phase of its international growth strategy.

Australia’s casual workforce is estimated at 2.4 million, representing roughly 21.3% of the total labor force and an approximate market size of AUD 150 billion (approximately US$97.5 billion). The size and dynamics of this market align strongly with YY Group’s platform capabilities, which have been proven in multiple international markets.

Leveraging its established model for rapid deployment, client onboarding, and technology-driven workforce matching, the Company is targeting potential revenues of AUD11.6 million (approximately US$7.5 million) in Australia by 2027.

Initial operations will be strategically concentrated in Perth, Sydney, and Melbourne, three cities with dense hospitality, tourism, and service sectors that exhibit strong seasonal and event-driven labor demand.

From there, YY Group plans a phased expansion into additional metropolitan areas, with the flexibility to target emerging demand centers as new opportunities arise. The Company’s Australian operations will integrate seamlessly with YY Circle’s global systems, enabling centralized data analytics, operational oversight, and AI-driven efficiency improvements.

With a sizable and growing casual labor pool, Australia presents a strong opportunity for YY Group to replicate its proven on-demand workforce model. The Company’s entry strategy focuses on securing contracts with high-demand, enterprise-level clients in sectors where flexible staffing is essential for managing cost, service quality, and operational agility. By leveraging its technology-driven platform, rigorous recruitment and vetting processes, and deep hospitality expertise, YY Group aims to establish a strong competitive position early, paving the way for sustainable growth.

The Company’s operational playbook for new markets has already proven successful in the Middle East. YY Circle UAE, operational since May 2024, recorded an average 65% revenue increase in each of the first two quarters compared to the last quarter of 2024, supported by the addition of four premium hospitality clients: Mandarin Oriental, Raffles The Palm, Swissôtel, and Shangri-La. These partnerships position YY Group among the leading workforce providers for luxury hospitality in the region and confirm its ability to secure and retain high-value contracts.

“We are executing a focused growth plan, entering large, under-served markets with a proven model while deepening relationships with world-class clients. The performance in Dubai and the expansion in Australia demonstrate the scalability of our platform and our ability to replicate success across regions. This is not just about geographic expansion, it is about delivering consistent, measurable results in diverse operating environments”, said Mike Fu, Group Chief Executive Officer of YY Group Holding Limited.

Looking ahead, YY Group intends to maintain its dual focus on expanding into high-potential new markets while strengthening its position in established territories. The Company continues to invest in platform enhancements, including AI-powered scheduling, automated compliance management, and advanced performance tracking, all designed to improve client outcomes and operational efficiency. These capabilities, coupled with a disciplined market entry approach, provide a clear pathway toward achieving the Company’s growth targets.

By combining strategic market selection, technology leadership, and premium client partnerships, YY Group is well-positioned to capture a meaningful share of the global flexible workforce market, which continues to expand as businesses seek more agile staffing solutions in response to shifting economic conditions and customer expectations. The expansion in Australia and the growth in the UAE underscore YY Group’s capacity to execute its vision and create long-term value for shareholders.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the Company’s market entry and expansion plans in Australia, projected market size and revenue potential, operational growth in the UAE, the scalability of the YY Circle platform across regions, and the Company’s overall business outlook and strategic initiatives. These statements are based on the current expectations and beliefs of YY Group Holding Limited’s (“the Company”) management and are subject to a number of risks, uncertainties, and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: (i) the Company’s ability to successfully launch and scale operations in Australia, UAE and other new markets; (ii) market demand and adoption for the Company’s workforce solutions in Australia; (iii) competitive pressures in the casual labor and hospitality sectors in Australia and the UAE; (iv) changes in economic conditions, labor market dynamics, or client spending patterns; (v) regulatory developments or changes in employment laws; and (vi) other risks and uncertainties disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” or other similar expressions. These statements are made only as of the date of this press release, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

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